LGBTQ Loyalty Holdings, Inc.

2435 Dixie Highway

Wilton Manors, FL 33305

July 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Folake Ayoola

Re:	LGBTQ Loyalty Holdings, Inc.
Registration Statement on Form S-1
Filed July 3, 2019
File No. 333-232552

Dear Ms. Ayoola:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LGBTQ Loyalty Holdings, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Wednesday, July 24, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert A. Blair
Robert A. Blair
Chief Executive Officer, Chief Financial Officer and Director

cc:	Ellenoff Grossman & Schole LLP